

February 18, 2011

Mr. Jianmin Gao
Chief Executive Officer
Mondas Minerals Corporation
35 North Lake Avenue, Suite 280
Pasadena, CA 91101

      Re: **Mondas Minerals Corporation**
             Item 4.01 Form 8-K
             Filed February 10, 2011
             Item 4.01 Form 8-K/A
             Filed February 16, 2011
             File No. 333-152330

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We reviewed your revised disclosure and reissue the prior comment two. Please revise your disclosure to state during the two most recent fiscal years and the interim period prior to the engagement of Anton & Chia, LLP ("Anton & Chia"), which is on February 4, 2011, whether you have consulted with Anton & Chia any matter as described in Item 304(a)(2) of Regulation S-K.

2.   Please obtain and file a letter from your former independent accountant stating whether they agree with your Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3311with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief

cc: Mr. Michael Donahue, Richardson & Patel LLP